UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36226 / June 25, 2026

In the Matter of:

Lord Abbett Private Credit Fund
Lord Abbett Private Credit Fund S
Lord, Abbett & Co. LLC
Lord Abbett Private Credit Advisor LLC
SBLA Private Credit LLC
SBLA Private Credit II LLC
Lord Abbett Flexible Income Fund
Lord Abbett FIF Advisor LLC
Lord Abbett Credit Opportunities Fund
Lord Abbett Municipal Opportunities Fund
Lord Abbett Corporate Opportunities Fund
Lord Abbett Institutional Bank Loan Trust
Lord Abbett Short Duration Credit Trust
Lord Abbett Institutional Core Plus Total Return Trust
Lord Abbett Institutional Core Fixed Income Trust
Lord Abbett Committed Capital Management - Custom Liquidity Credit Trust
Lord Abbett Institutional High Yield Trust.

30 Hudson Street
Jersey City, NJ 07302-4804

812-15816

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Lord Abbett Private Credit Fund, et al. filed an application on May 28, 2025, and amendments to
the application on September 29, 2025, December 17, 2025, and February 5, 2026, requesting an
order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and
rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by
sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit
certain business development companies and registered closed-end management investment
companies (collectively, the "Regulated Funds") to co-invest in portfolio companies with each
other and with certain affiliated investment entities.

On March 25, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36071). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Lord Abbett Private Credit Fund, et al. (File No. 812-15816) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.